UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

Century Properties Fund XIX, LP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000

with a copy to:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,711.66 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

60,711.66 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,711.66 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 68.01%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,711.66 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

60,711.66 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,711.66 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 68.01%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,711.66 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

60,711.66 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,711.66 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 68.01%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,120.66 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

30,120.66 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,120.66 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 33.74%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,220.66 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

30,220.66 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,220.66 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 33.85%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,892 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,892 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.48%

14	TYPE OF REPORTING PERSON

OO

Introductory Note
     This Amendment No. 32 (this “Amendment”) is filed with respect to the issuer, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO-GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and IPLP Acquisitions I, L.L.C. (“IPLP Acquisition” and, together with AIMCO Properties, AIMCO-GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”).
Item 4. Purpose of Transaction
     On July 28, 2011, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), entered into an agreement and plan of merger (the “Merger Agreement”) with AIMCO Properties and AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which the Merger Subsidiary will be merged with and into the Partnership, with the Partnership as the surviving entity.
     In the merger, each unit of limited partnership interest (each, a “Unit”) of the Partnership outstanding immediately prior to the consummation of the merger (other than Units held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement) will be converted into the right to receive either (i) $352.02 in cash or (ii) a number of partnership common units of AIMCO Properties calculated by dividing $352.02 by the average closing price of Apartment Investment and Management Company common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger. In the merger, AIMCO Properties’ membership interest in the Merger Subsidiary will be converted into Units of the Partnership. As a result, after the merger, AIMCO Properties will be the sole limited partner of the Partnership and will own all outstanding Units.
     Completion of the merger is subject to certain conditions, including approval by a majority in interest of the limited partners holding Units. As of July 21, 2011, there were issued and outstanding 89,274 Units, and AIMCO OP and its affiliates owned 60,711.66 of those Units, or approximately 68.01% of the number of Units outstanding. Approximately 25,228.66 of the Units owned by an affiliate of AIMCO OP are subject to a voting restriction, which requires the Units to be voted in proportion to the votes cast with respect to Units not subject to this voting restriction. AIMCO OP and its affiliates have indicated that they will vote all of their Units that are not subject to this restriction, approximately 35,483 Units or approximately 39.75% of the outstanding Units, in favor of the Merger Agreement and the merger. As a result, affiliates of AIMCO OP will vote a total of approximately 49,460 Limited Partnership Units, or approximately 55.40% of the outstanding Units in favor of the Merger Agreement and the merger. AIMCO OP and its affiliates have indicated that they intend to take action by written consent to approve the merger.
     The Merger Agreement may be terminated, and the merger may be abandoned, at any time prior to consummation of the merger by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.
Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated August 29, 2008 (incorporated by reference to Exhibit 7.1 to Amendment No. 30 to the Reporting Persons’ Schedule 13D, dated August 29, 2008).

Exhibit 7.2	Agreement and Plan of Merger, dated July 28, 2011, by and among Century Properties Fund XIX, LP, AIMCO Properties, L.P. and AIMCO CPF XIX Merger Sub LLC (incorporated by reference to Exhibit 10.1 to Century Properties Fund XIX, LP’s Current Report on Form 8-K, dated July 28, 2011).

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011
AIMCO PROPERTIES, L.P. By: AIMCO-GP, INC. its General Partner

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P. By: AIMCO/IPT, INC. its General Partner

AIMCO/IPT, INC. IPLP ACQUISITIONS I, L.L.C.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel